July 10, 2009

VIA OVERNIGHT MAIL

Jennifer Gowetski, Esquire
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Mail Stop 3010

Re:           Resource Real Estate Investors 6, L.P.
Form 10
Filed April 30, 2009
File No. 000-53652

Dear Ms. Gowetski,

On behalf of Resource Real Estate Investors 6, L.P. (the “Company”), this letter is to respond to the staff’s letter of comment, dated May 28, 2009, with respect to the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.  Internal page references are to the EDGAR version of Amendment No. 1 to the Form 10 Registration Statement.  We are sending under separate cover four courtesy copies, in both clean and black-lined form, of the amended registration statement.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

The Company acknowledges that it will be subject to the reporting requirements as set forth in the comment.

Cautionary Information Regarding Forward-Looking Statements, page 3

2. We note your reference to the Private Securities Litigation Reform Act of 1995.  It is not clear how you are able to rely upon the noted safe harbor since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934.  Please revise to clarify.

The Company has eliminated the section “Cautionary Information Regarding Forward-Looking Statements.”

3. We note the paragraph on the bottom of page 3 regarding market and industry statistics contained in the registration statement and that you “Cannot assure… the accuracy or completeness of the data included in this registration statement.”  Please note that you are responsible for the accuracy of the information provided in the registration statement.  Please delete your disclaimers to the contrary.

Please see the Company’s response to comment 2, above.

Item 1. Business, page 4

4. We note that you own, operate and invest in multifamily residential rental properties located throughout the United States.  We further note that your General Partner is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs or TICs.  Please revise your disclosure to briefly describe the manner in which you own your properties and investments, including whether you hold tenant in common interests.

The Company has modified the second sentence of the first paragraph on page 3 to disclose the nature of its ownership of its properties.  Conforming changes have been made at page 16.

5. We note that you rely solely on the officers and employees of your General Partner and its affiliates for the management of your business.  Please revise your disclosure to include an organization chart, including ownership amounts, that clarifies the business relationships between you and the various Resource entities.

The Company has added an organization chart at page 4 that shows the relationship between the Company and the various Resource America entities referred to in Item 1 under the caption “Relationship with Resource America.”

6. We noted that there may be significant conflicts between you and your General Partner and its affiliates regarding the availability of employees to manage you and your investments.  Please disclose the approximate amount of time that these employees will devote to you and briefly describe any other conflicts that these employees may have.

The Company has been advised by its General Partner that the General Partner does not keep records in a manner that would permit it to quantify the amount of time spent by the General Partner’s personnel, or the personnel of its affiliates, on the Company’s business.  However, the General Partner is required under the Company’s partnership agreement to devote the amount of time necessary, in its good faith judgment, to the Company’s affairs, and disclosure has been added to the end of the paragraph in “Our Management” on page 3 to so state.

7. Please discuss the competitive business conditions and your competitive positions within the industry in this section, Refer to Item 101(h)(4)(iv) of Regulation S-K for guidance.

The Company has added a section captioned “Competition” at page 5 discussing competitive conditions and the Company’s competitive position.

8. Please discuss the impact of any governmental regulations on your business.  Refer to Item 101(h)(4)(ix) for guidance.

The Company has advised us that no material portion of its business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of any government.  The Company notes that Item 1A, “Risk Factors,” in the risk factors captioned “Actions taken by the U.S. government…” (page 9), “We may have acquired Properties that may have undisclosed environmental concerns…” (page 11), and “Our compliance with the Americans with Disabilities Act…” (page 12), discusses potential impacts that broader forms of government regulation or programs may have on the Company.

9. We note that you will terminate on July 30, 2015, and your General Partner, from time to time, in its discretion, may extend the term for up to two years.  Please revise your disclosure to briefly describe how the partnership will terminate and what will happen to your real estate holdings upon your termination.  In addition, please clarify whether your General Partner can extend your term for successive two-year extensions.

The Company has revised the fourth paragraph on page 3 to describe the Company’s termination, what will happen to the Company’s assets upon termination, and to disclose that the General Partner can extend the Company’s term for a maximum aggregate of two years.

Item 1A. Risk Factors, Page 5

“Limited partners must rely on our General Partner to manage our operations….”page 6

10. This risk factor seems to contain multiple risks.  For example, while the risk factor subheading and first paragraph focus on the risk that your investors must rely on your General Partner with its limited experience to manage your business, the second paragraph focuses on the risk of losing your General Partner’s management.  This is a separate and distinct risk.  Each risk factor should only contain one discreet risk.  Please revise accordingly.

The Company has revised the risk factor “Limited Partners must rely…” at page 7 so that it is now two separate risk factors, “Our General Partner has limited experience in sponsoring limited partnerships similar to us” and “Withdrawal or removal of our General Partner could harm our ability to operate successfully.”

Risks Inherent in Our Business – General, page 8

“The Real Estate Investments are illiquid….” page 9

11. Please provide enough information so that your investors can appreciate the magnitude of the potential risk.  Here, you state that your real estate investments are illiquid, which may make it difficult to vary your portfolio.  Please describe how being unable to vary your portfolio could affect your business, financial conditions and operations.

The Company has added a new sentence at the end of the risk factor, at page 10 to describe the possible effects of illiquidity.

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

12. Please expand the “Overview” to include the most important matters on which management focuses in evaluation your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.  The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company.  This discussion should address your financial condition and operating performance, including a discussion of known material trends and uncertainties, such as the current state of the real estate market.

The Company has expanded the “Overview” disclosure at pages 16 and 17 to address key variables and trends affecting the Company.

13. Based upon your definition of leverage ratio on page 17, it appears that the face value of mortgages exceeds the value of capitalized property.  Please advise or revise.

The Company has revised footnote (1) at page 18 to provide the correct definition of leverage ratio.

14. On page 17, you disclose information about the properties you own.  For each of those properties, please disclose the average effective annual rental per square foot and briefly describe typical terms for those properties.

The Company has modified the discussion of each of the properties at pages 18 and 19 to provide the average effective annual rental per square foot.  The Company has also added a paragraph following the discussion of the properties describing typical lease terms for the properties.

Results of Operations, page 19

15. Please describe the “aggressive property management programs” that have been deployed at your properties and to the extent possible quantify their effects on future operations.  In addition, please elaborate upon the trends in average occupancy rates for the periods presented, quantifying, when possible, the anticipated effect on your future rental revenue.  Refer to the Instructions to paragraph 303(a) of Regulation S-K and Section III.B of FR-72: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company added disclosures in “Overview,” in the third paragraph on page 17 to describe the property management programs it has instituted and to elaborate on average occupancy rate trends.  Because rents are highly variable from apartment to apartment, the Company is unable to quantify with accuracy the effects of varying occupancy rates on the Company’s future rental revenue.  The Company has, however, added general disclosure to the effect that changes in occupancy rates affect rental revenues.

Off-Balance Sheet Arrangements, page 21

16. We note your statement that you do not have any off-balance sheet arrangements or obligations “other than Guarantees by the General Partner of certain limited standard expectations as defined in the mortgage notes which are secured by the properties.” Please revise your disclosure to briefly describe these limited standard expectations and clarify whether the General Partner has executed a Guarantee with respect to each property that you own.

The Company has revised the disclosure at page 23 to briefly describe the limited standard exceptions, and to indicate that the General Partner has guaranteed each such loan.

Item 5. Directors and Executive Officers, page 23

17. We note that you have no officers or directors.  Please expand your disclosure to state who holds the designation of principal executive officer and principal financial officer for Resource Real Estate Investors 6, L.P.

The Company has added footnotes to the table on page 25 identifying its principal executive officer and principal financial officer.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 24

18. We note that you pay various types of fees and distributions to your General Partner.  Please also disclose the aggregate amount paid, including all fees and distributions, to your General Partner for the periods ended December 31, 2008 and 2007.  Please consider including such information regarding the various fees paid to your General Partner and any affiliates in tabular form.

The Company has revised the first paragraph of this section, at page 27, by providing the requested information in tabular form.  The Company has deleted the sentences disclosing the amounts of fees and reimbursements in the descriptive paragraphs that follow.

19. We note that you reimburse your General Partner for expenses including personnel expenses (other than the personnel expenses allocated to controlling persons of your General Partner or its affiliates.  Please revise to clarify whether you reimburse your General Partner for salary expenses of its employees that perform duties on your behalf.

The Company has modified the reference to “personnel” in the penultimate paragraph of “Reimbursement of Administrative Expenses and Direct Costs” at page 29 to clarify that expense reimbursements do not include salaries.

Other Compensation, page 27

20. We note that you may borrow funds from your General Partner but that the rate of interest and other charges associated with the loan “may not exceed those that would be charged by unrelated lenders on comparable loans for the same purpose in the same geographic area.”  Please disclose how you will determine that such a loan does not exceed that which would be offered by an unrelated lender and whether you have borrowed any funds from your General Partner, including the terms of any borrowings.

The Company has modified the discussion in “Other Compensation” at page 30 to discuss the basis for the determination and to discuss the 2008 borrowing from the General Partner.

Our General Partner and its Affiliates Engage in Activities That May Compete With Our Activities, page 29

21. We note that your General Partner and its affiliates are not prohibited from investing in, acquiring, operating or selling real estate investments.  Please revise your disclosure to clarify whether your General Partner currently competes with you and identify those affiliates that compete with you in these activities or in acquiring tenants.

The Company has provided, at page 32, disclosure regarding properties owned by the General Partner and its affiliates in the same general areas as the properties owned by the Company and disclosed that none of the properties securing Resource Capital Corp.’s debt investments are in the same general area as the Company’s properties.

The Fund May Engage in Transactions with the General Partner and Its Affiliates, page 30

22. We note your statement that “R-6 borrowed $6.5 million from RCP to facilitate the purchase of two properties.” Please revise to clarify the identities of “R-6” and “RCP” in this section, provide the interest rate and clarify whether the interest was paid in full in April 2008.

The Company has revised the penultimate paragraph of “The Fund May Engage in Transactions…” at page 32 to identify “R-6” and “RCP”, provide the interest rate, both descriptively and quantitatively, and to clarify that interest was paid in full in April 2008.

Items 9.  Market Price and Dividends on Registrant’s Common Equity….page 32

23. We note the reference to regular monthly cash distributions on page 5.  Please indicate if distributions to your investors are made only at year end or if distributions are made throughout the year, such as on a quarterly or monthly basis.  Please refer to Item 201(c) of Regulations S-K.

The Company has modified the second paragraph of Item 9 to disclose that distributions are made monthly.

Item 13. Financial Statements and Supplementary Data

24. Please provide audited financial statements and other disclosures required by Rule 8-06 of Regulations S-X for real estate operation acquired, or tell us how you determined Rule 8-06 was not applicable.

As we have discussed with the staff, contemporaneously herewith the Company is submitting a request for a waiver of this requirement by separate letter.

25. Please include updated financial statements and related disclosures in your next amendment.  Refer to Rule 8-08 of Regulations S-X.

The Company has included updated financial statement and related disclosures in Amendment No. 1.

Item 15. Financial Statements and Exhibits, page 53

Exhibits 10.1 and 10.2

26. We note that you have filed the forms of these agreements, rather than the agreements themselves.  Please explain to us why you did not file actual agreement as exhibits to your Form 10.

The Company has amended Exhibits 10.1 (Assets Management Agreement) and 10.2 (Operating Agreement for subsidiary managers) by attaching as exhibits conformed copies of each such document.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey